Exhibit 99.1

Press release

Dassault Aviation completes the acquisition of Alcatel-Lucent’s stakes in Thales

Paris, May 20, 2009 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) and Dassault Aviation today announced that they have completed the acquisition by Dassault Aviation of Alcatel-Lucent’s shares in Thales namely 41 262 481 shares.

The transaction is based on a price of EUR 38 per share, representing a total value of about Euro 1.57 billion.

The transfer of shares and payment of the transaction took place on May 19, 2009.

About Dassault Aviation

Dassault Aviation is a major world player in the aeronautical industry, involved in the civilian and military fields. The company’s leadership status is driven by expertise in emerging and strategic technologies, trend-setting design capabilities, lean and flexible production facilities, a highly skilled and committed workforce, and a broad portfolio of civilian and military products.

World leader for the top-of-the-range business jets and only manufacturer of business jets in Europe with the Falcon family, Dassault Aviation also produces the Rafale combat aircraft. The French authorities appointed Dassault Aviation as prime contractor of nEUROn, an European UCAV demonstrator programme.

Thanks to its unique experience as an architect of complex airborne systems and digital flight control systems, the Company brings innovative cooperation schemes to the European military aviation sector. Further information on http://www.dassault-aviation.com

Dassault Aviation Press Contacts

Yves Robins	Tel : +33 (0)1 47 11 86 90	yves.robins@dassault-aviation.com
Mathieu Durand	Tel : +33 (0)1 47 11 85 88	mathieu.durand@dassault-aviation.com

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1908-582-7998	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com